UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

II-VI Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

902104 10 8

(CUSIP Number)

Carl J. Johnson

375 Saxonburg Blvd.

Saxonburg, PA 16056

(412) 352-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person: I.R.S. Identification Nos. of above persons (entities only): Carl J. Johnson
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 3,851,727*
	8.	Shared voting power: 3,825,502 (See Item 5)
	9.	Sole dispositive power: 3,851,727*
	10.	Shared dispositive power: 3,825,502 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person: 7,677,229*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13.	Percent of class represented by amount in Row (11): 12.31%
14.	Type of reporting person (see instructions): IN

*	Includes 171,070 shares subject to stock options held by Dr. Johnson and exercisable within sixty (60) days of February 21, 2013.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, no par value (the “Common Stock”), of II-VI Incorporated, a Pennsylvania corporation (the “Company”). The address and principal office of the Company is 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Carl J. Johnson (“Dr. Johnson”).

(b), (c) Dr. Johnson is the Chairman of the Company. The address of Dr. Johnson and the Company is 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

(d), (e) During the past five years, Dr. Johnson has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

No funds have been utilized to acquire Company Common Stock in the open market by Dr. Johnson since the filing of his last Schedule 13D amendment. The shares of Company Common Stock covered by this filing include shares purchased by Dr. Johnson from the Company from personal funds, shares acquired by him from the Company pursuant to stock splits and dividends, shares issued to him by the Company as bonuses or compensation, and shares sold in the open market or transferred by Dr. Johnson to certain charitable trusts and nonprofit corporations over which Dr. Johnson has shared voting and dispositive power as a trustee (see Item 4 for additional discussion).

Item 4. Purpose of the Transaction

Dr. Johnson has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Dr. Johnson may acquire shares of the Company Common Stock pursuant to equity awards granted to him by the Company or, for investment purposes, Dr. Johnson may acquire or dispose of shares of Company Common Stock through open market transactions or otherwise, and may gift shares of Company Common Stock to the Johnson Family Foundation, a charitable family trust in which Dr. Johnson is co-trustee with his wife (the “Johnson Foundation”), the II-VI Incorporated Foundation, a Pennsylvania nonprofit corporation for which Dr. Johnson serves as a trustee (the “II-VI Foundation”), or other charitable organizations.

The original Schedule 13D was filed to report the acquisition of beneficial ownership of shares of Company Common Stock by Dr. Johnson resulting from the acquisition by him of certain rights of first refusal and option rights with respect to shares of the Company Common Stock held by a Voting Trust. Each of Amendments No. 1, No. 2, No. 3, and No. 4 was filed to report that Dr. Johnson then beneficially held more than 1% less of the outstanding Company Common Stock than reported in the prior Schedule 13D as a result of the disposition of shares by his former spouse and/or the Voting Trust, which shares were reported on the original Schedule 13D as beneficially owned by Dr. Johnson due to certain rights of first refusal, voting rights and option rights over such shares. Amendment No. 5 and this Amendment No. 6 were and are being filed to report that Dr. Johnson beneficially held more than 1% less of the outstanding Company Common Stock than reported in the prior amendment as a result of different transactions of varying sizes that took place after the filing of the prior amendment, none of which were individually material.

CUSIP No. 902104 10 8	13D

Item 5. Interest in Securities of the Issuer.

(a) - (b) Dr. Johnson has the sole voting and dispositive power over 3,851,727 shares (6.18% of the outstanding Company Common Stock) owned by him (including 171,070 shares, 0.27% of the outstanding Company Common Stock, over which he has the right to acquire ownership within 60 days pursuant to the exercise of vested options). In addition, Dr. Johnson has shared voting and dispositive power over (i) 1,454,128 shares (2.34% of the outstanding Company Common Stock) held by Dr. Johnson’s wife (over which shares he disclaims beneficial ownership), (ii) 845,483 shares (1.36% of the outstanding Company Common Stock) held by the Johnson Foundation (over which shares he disclaims beneficial ownership), and (iii) 1,525,891 shares (2.45% of the outstanding Company Common Stock) held by the II-VI Foundation (over which shares he disclaims beneficial ownership).

In the aggregate, Dr. Johnson has the beneficial ownership of 7,677,229 shares (or 12.31%) of the Company Common Stock, including the right to acquire (pursuant to Company options) 171,070 shares (or 0.27%) of Company Common Stock.

The above calculations are based upon the number of outstanding shares of the Company’s Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, as filed with the Securities and Exchange Commission on February 8, 2013.

(c) Since the filing of Amendment No. 5, various transactions have occurred, none of which individually constituted an increase or decrease in excess of 1% of the outstanding class of Company Common Stock beneficially owned by Dr. Johnson. Within the past sixty days, Dr. Johnson has gifted 172,206 shares of Company Common Stock on December 19, 2012 to various charities (including 166,113 shares that were transferred to the II-VI Foundation), and has sold 7,248 shares of Company Common Stock in the open market at an average market price of $17.8270 (on each of December 18 and 26, 2012 and January 25, 2013), as reported on various Form 4 filings.

(d) No person is known to Dr. Johnson to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Company Common Stock held by him.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Dr. Johnson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013

By:	/s/ Carl J. Johnson
Name:	Carl J. Johnson